Exhibit 99.1

ITW Reports Total Operating Revenue Growth of 11 Percent for Three Months Ended February 28, 2011; Company's Organic Revenues Grow 9 Percent in the Three Month Period

GLENVIEW, ILLINOIS—(March 21, 2011)—Illinois Tool Works Inc. (NYSE:ITW) today reported a total operating revenue increase of 11 percent for the three months ended February 28, 2011 compared to the year-ago period. Organic or base revenues contributed 9 percent to total revenue growth in the three month period. In addition, acquisitions added 3 percent to top line growth while currency translation was 1 percent negative. The three month results reflect the Company's elimination of the one month lag for international reporting. A number of worldwide end markets continued to show strong demand levels for the three month period, especially those end markets associated with the Company's welding, electronics, test and measurement, industrial packaging and automotive OEM businesses.

On a segment basis, the Company's change in three-month moving average percentage for operating revenues, comprised of organic revenues, acquisitions and currency translation, is provided below.

(% change for 3 months ended February 28, 2011 versus prior year period)

*Transportation	+15.7%
*Industrial Packaging	+13.2%
*Power Systems and Electronics	+16.5%
*Food Equipment	-1.6%
*Construction Products	+11.4%
*Polymers and Fluids	+12.2%
*Decorative Surfaces	+4.4%
*All Other	+12.9%

Based on the elimination of the one month lag for international results and the resulting calendar year reporting format, the Company is forecasting 2011 first quarter diluted income per share from continuing operations to be in a range of $1.14 to $1.20. This first quarter range includes a favorable discrete tax adjustment of $166 million, or $0.33 of diluted income per share, associated with a February 2011 Australian tax court decision. The 2011 first quarter forecast assumes a total revenue growth range of 12 percent to 15 percent. For full-year 2011, the Company is forecasting diluted income per share from continuing operations to be in a range of $3.93 to $4.17. The 2011 full-year forecast assumes a total revenue growth range of 11.5 percent to 14.5 percent. As part of the change to the calendar year reporting format, the Company is restating its 2010 financial results. As a result, 2010 pro forma full-year diluted income per share from continuing operations of $2.99 was $0.04 lower than previously reported. The adjustment to 2010 full-year earnings was principally related to fourth quarter international results that were negatively impacted by adverse weather, increased price/cost pressures and one less sales day versus the 2009 fourth quarter.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitations, statements regarding operating revenues, end markets, diluted income per share from continuing operations, and the Company's related forecasts. These statements are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-K for 2010.

With nearly 100 years of history, Illinois Tool Works Inc. (NYSE: ITW) is a Fortune 200 global diversified industrial manufacturer. The Company's value-added consumables, equipment and service businesses serve customers in developed as well as emerging markets around the globe. ITW's key business platforms, including welding, automotive OEM, industrial packaging, food equipment, construction, polymers and fluids, test and measurement, electronics, decorative surfaces and automotive aftermarket, employ more than 60,000 people worldwide. ITW's revenues totaled $15.9 billion in 2010, with more than half of these revenues generated outside of the United States.

Contact: John Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC. and SUBSIDIARIES
2010 PRO FORMA STATEMENT OF INCOME RESTATED FOR THE INTERNATIONAL REPORTING LAG
(UNAUDITED)

(In thousands except per share amounts)

	1Q 2010	2Q 2010	3Q 2010	4Q 2010	YTD
Operating Revenues	$ 3,737,601 $	4,041,401 $	4,057,312 $	4,012,083 $	15,848,397
Cost of revenues	2,389,204	2,578,900	2,615,518	2,664,119	10,247,741
Selling, administrative, and R&D expenses	753,922	766,481	748,687	799,542	3,068,632
Amortization and impairment of					
goodwill and other intangible assets	52,934	53,303	53,523	54,240	214,000
Operating Income	541,541	642,717	639,584	494,182	2,318,024
Interest expense	(44,373)	(43,316)	(43,503)	(44,131)	(175,323)
Other income	4,637	3,055	20,947	2,412	31,051
Income from Continuing Operations					
Before Income Taxes	501,805	602,456	617,028	452,463	2,173,752
Income taxes	168,000	191,000	195,000	116,800	670,800
Net Income	$ 333,805 $	411,456 $	422,028 $	335,663 $	1,502,952
Net Income Per Share:					
Basic	$ 0.66	$ 0.82	$ 0.84	$ 0.68	$ 3.00
Diluted	$ 0.66	$ 0.81	$ 0.84	$ 0.67	$ 2.99
Shares of Common Stock Outstanding					
During the Period:					
Average	502,424	503,265	500,751	496,710	500,772
Average assuming dilution	505,014	506,297	503,149	499,898	503,350